Exhibit 14.1

Message from the CEO

To all DevvStream employees:

Climate Change poses one of the greatest risks to survival of the human species. It is imperative that we act quickly to remove greenhouse gas emissions from our atmosphere. In meeting this moment, our commitment to behave ethically and fairly will provide the basis for dealing with our various constituents: our colleagues, our customers, our investors, our communities, and our world.

The Code of Business Conduct (the “Code”), which has been approved by our Board of Directors, is the foundation of our compliance program and reflects our core values. It complements and is supplemented by our policies and procedures, which together with the Code, should guide your conduct in all settings.

The distinguishing factor for any company is its people. At DevvStream, we live daily through our shared values and our commitment to the highest standards of ethical conduct. We foster an environment that motivates our employees to love where they work and what they do every day.

Compliance with the law is a basic starting point and we will not tolerate violations. The Code is designed to help you navigate the primary laws that may apply to our business and provide some general guidance. Our leadership team is always available to assist you in understanding your legal obligations. But mere compliance with the law is not enough. We also insist on high standards of corporate ethics and integrity. The Code will also provide you with guidance in this area.

We understand that these issues can be complex. The Code is just one part of our compliance program. It is designed to supplement, not be a substitute for, other policy statements, employee handbooks, and compliance documents which may be published from time to time by DevvStream.

If you are every unsure of how to handle a situation, reach out to your manager or the Chief Operating Officer. Our Code has the full support of DevvStream’s leadership team and must be adhered to by all employees, officers, and directors worldwide.

Thank you for always acting with integrity and helping us uphold our values and our reputation.

Sunny Trinh

Chief Executive Officer

INTRODUCTION

DevvStream is committed to achieving the highest standards of professionalism and ethical conduct in its operations and activities and expects its employees to conduct their business according to the highest ethical standards of conduct and to comply with all applicable laws. All employees are expected to review and comply with DevvStream’s Code of Conduct.

At DevvStream, we conduct business ethically, honestly, with integrity, and in full compliance with all laws that apply to us wherever we do business.  This Code of Business Conduct and Ethics sets forth the key ethical principles and rules that should govern our behavior.  This Code is not intended to cover every law that applies to DevvStream, or to address every ethical issue that might arise in the course of your work for DevvStream.  It is not a replacement for good judgment.  This Code provides guidance and directs you to the right resources.

If you are ever unsure whether an act is ethical, ask yourself the following questions:

◾	Is the action legal?

◾	Does the action comply with the Code and all applicable DevvStream policies and procedures?

◾	Would the action withstand public scrutiny if disclosed?

◾	Will the action reinforce DevvStream’s reputation as an ethical company?

If you cannot answer these questions with an unqualified yes, you should seek guidance by discussing the situation with your manager or with our Chief Operating Officer before proceeding with the action.

This Code Applies to All of Us

This Code governs how all full-time and part-time employees, Executive Officers, and members of the Board of Directors of DevvStream or any DevvStream majority-owned subsidiaries and joint ventures (collectively “Employees”) should conduct business. More specific rules and day-to-day procedures are outlined in DevvStream’s policies and procedures, which can be found on the Company's internal SharePoint site under Operations/Company Policies.

DevvStream also expects its suppliers, contractors, consultants, and other business partners to follow these principles when providing goods and services to DevvStream or acting on our behalf.

Additional Responsibilities for Managers

All Employees who have supervisory authority over others have special responsibilities under the Code of Business Conduct and Ethics to lead by example, to escalate issues, and to maintain an ethical work environment at DevvStream. They must ensure that the Employees they supervise understand and follow the Code, and that they complete all required compliance training. Managers must encourage Employees to ask questions, make suggestions, and report wrongdoing. And managers have a responsibility to appropriately escalate any allegations of wrongdoing or violations of the Code, DevvStream policies, or the law that are brought to their attention to their manger, or the Chief Operating Officer.

Reporting Concerns and Violations

At DevvStream we have an open-door policy for reporting any and all concerns or potential issues.  There are many ways that you may raise issues or concerns, including to your manager or any member of the Leadership Team or by sending an email to ethics@devvstream.com.  You may raise issues or concerns anonymously.

If you are or become aware of any actual or potential violation of this Code, DevvStream’s policies, or the law, it is your responsibility to report the violation immediately.

DevvStream will not tolerate retaliation against any Employee who makes a good faith report about a violation or possible violation of applicable law, the Code, or any other DevvStream policy.

We Live Our Values and Are Good Citizens of Our Communities

DevvStream operates in an ethical manner, and expects Employees to conduct themselves in a way that promotes accountability, integrity, and trust – for each other, as well as for our business partners, regulators, and customers.  Below are some of DevvStream’s guiding principles that we expect everyone to follow as we interact with people both inside and outside of the Company.

We Act with Integrity.  Employees should always be mindful that their actions, whether intentional or inadvertent, could impact DevvStream’s reputation.  Even more importantly, DevvStream and its Employees have an obligation to each other, our customers, and third parties to act ethically.  Employees are responsible for being honest and truthful when interacting with others.  Even when challenging situations arise, we expect employees to rise to the occasion and make ethical decisions.

We Do Not Tolerate Discrimination or Harassment.  We are committed to providing equal opportunity in all aspects of employment.  Providing people with equal opportunities to develop their full potential encourages higher quality and more productive work, reduces employee turnover, and increases employee morale and engagement. We make all employment-related decisions and actions without regard to personal characteristics such as race, sex, religion, national origin, sexual orientation, disability, or any other characteristic protected under applicable law and we will not tolerate discrimination in our selection, training and promotion processes.  We will not tolerate harassment -- whether by words, actions or behavior -- or unlawful behaviors of any kind, including, for example, derogatory comments based on race or ethnicity, offensive jokes, or display of materials that offend a particular characteristic protected by applicable law, or unwelcome touching or sexual advances.  For additional information, see DevvStream’s Equal Employment Opportunity Policy and Anti-Harassment Policy on the Company's internal SharePoint site under Operations/Company Policies.

We Create a Workplace that is Safe and Secure. Nothing is more important than the safety and health of our employees and contractors, our customers, and the communities in which we operate. At DevvStream, it is every Employee’s responsibility to create a safe and healthy environment. Employees are required to perform their work in accordance with applicable safety standards and practices. We do not tolerate violence in the workplace, which may include physical harm, direct or implied threats to physically harm others, or violent outbursts. Employees are entitled to a safe, secure, clean, and healthy working environment that complies with all relevant laws, rules, regulations, and policies, as well as DevvStream’s own standards and guidelines.  All business activities must be conducted with all necessary permits, approvals, and controls. DevvStream Employees are responsible for understanding and complying with DevvStream’s Equal Employment Opportunity Policy and Anti-Harassment Policy. You must report any unsafe conditions or behavior immediately to our Chief Operating Officer .

We Respect Human Rights. At DevvStream, we conduct our business in a manner that respects human rights.  We support fundamental human rights for all people.  We do not use slave, child, forced, bonded, indentured, or involuntary prison labor.  We do not engage in human trafficking or exploitation, or import goods tainted by slavery or human trafficking. We will not do business with any third party engaging in the use of forced or involuntary labor, human trafficking, or child labor. We prohibit physical punishment or abuse. We respect the right of employees to associate or not to associate with any group, as permitted by and in accordance with applicable laws and regulations. DevvStream, and any supplier, vendor, intermediary, or service provider working with DevvStream, must comply with all labor laws in the jurisdictions where it operates.

We Are Good Stewards of the Environment: We are committed to environmental stewardship and protecting environmental resources for future generations. We recognize that Climate Change poses one of the greatest risks to survival of the human species and that we are obligated to act.  To that end, you must follow all environmental rules and regulations established by local, regional, or national authorities, as well as DevvStream’s own policies and reporting obligations.

We Treat People With Mutual Respect: We treat people with dignity and respect, and we set high standards for professional and ethical conduct that govern how we interact with customers, suppliers, colleagues, and members of the public. This includes extending courtesy and respect to individuals; respecting DevvStream property and that of others; acting fairly and honestly at all times; working together to achieve better results and taking steps to understand the laws and customs of the different countries in which we operate.

We Conduct Business Ethically

We Comply With All Applicable Laws and Regulations. Obeying the law is the foundation of our Code of Business Conduct and Ethics. DevvStream works with governments and corporations in different countries and jurisdictions, and Employees are required to comply with the applicable laws in all locations to which they travel and where DevvStream does business. Although Employees may not know the details of all laws, rules and regulations, it is important to know enough to determine when to seek advice.  Employees are reminded that the law takes precedence in cases where the law imposes a more stringent standard than traditional or industry practices.

We Do Not Pay Bribes – To Anyone, at Any Time, for Any Reason. DevvStream is committed to complying with applicable anti-corruption laws, including the U.S. Foreign Corrupt Practices Act (FCPA), the U.K. Bribery Act, and the anti-corruption laws of all other countries where we do business. It is never appropriate to offer, give, request, or accept bribes, kickbacks, or any other type of improper preferential benefit to or from anyone whether they are a government official, political candidate, party official, customer, supplier, business partner or third- party intermediary. In addition to cash, be aware that gifts, business entertainment (such as meals, travel, or other hospitality), offers of employment or internships (even if unpaid), political contributions or charitable donations may also constitute a bribe, kickback, or other type of unlawful benefit. DevvStream is committed to doing business only with business partners that share our ethical values and commitment to anti-corruption compliance. For more information, see the DevvStream Anti-Corruption Policy on the Company's internal SharePoint site under Operations/Company Policies.

We Comply With All Import-Export & Global Trade Laws.  DevvStream’s ability to conduct business around the world is a privilege that must be carefully safeguarded. We must comply with all laws, rules, and regulations that govern these activities. These laws include trade laws and export controls and anti-boycott regulations that apply whether an employee is based in, or a citizen of, the United States or another country. The United States and many other countries also impose and enforce sanctions against certain individuals and companies worldwide, and the scope of these sanctions can vary widely. DevvStream does not do business with sanctioned individuals or companies. Employees are required to help ensure that DevvStream complies with all applicable trade laws in the jurisdictions where we do business and ensure that information provided to customs or other relevant authorities, as may be required from time to time, is current, accurate and complete.

We Comply with Anti-Money Laundering Laws. We comply with all applicable anti-money laundering and counter-terrorism financing laws and regulations. We will not attempt to conceal or “launder” illegally received funds or make the source of the funds appear legitimate. Employees must follow all company payment procedures. In addition, employees should be alert for and immediately report any irregular payments, unusual payment methods, refund requests or other suspicious transactions. For more information, see the Anti-Money Laundering & Countering the Financing of Terrorism Policy on the Company's internal SharePoint site under Operations/Company Policies.

We Do Not Trade on Inside Information. From time to time in the course of your work on behalf of DevvStream, you may have or receive material information about DevvStream or other companies that has not been disclosed publicly (inside information). Information is likely to be considered material if a reasonable investor would consider the information important in deciding whether to buy, sell or hold a stock or other security. If you have inside information about DevvStream or any other company, you must refrain from trading in DevvStream’s or that company’s stock, advising anyone else to do so, or communicating the information to anyone (i.e., “tipping”) until the information is disseminated to and absorbed by the public or is no longer material.

We Operate With Transparency

We avoid conflicts of interest

DevvStream respects the right of our employees, Executive Officers, and members of our Board of Directors to manage their personal affairs. Nevertheless, our personal interests must never interfere (or appear to interfere) with the interests of DevvStream. A conflict of interest situation can arise when someone takes actions or has interests that may make it difficult to perform his or her company work objectively and effectively.

Employees must avoid apparent or actual conflicts of interest and must disclose potential conflicts of interest to their supervisor, or to the Chief Operating Officer. Executive Officers and members of the Board of Directors should report apparent or actual conflicts of interest to the Chief Operating Officer.  Examples of situations in which potential conflicts of interest could arise include, but are not limited to:

Personal Relationships. Employees should not participate in any business decision that could benefit an individual with whom they have a close personal relationship at a cost or detriment of any kind to DevvStream. Conflicts of interest can arise when an Employee or a member of his or her family receives improper personal benefits as a result of his or her position at DevvStream.

Gifts & Business Entertainment. Providing and receiving modest gifts or entertainment can be beneficial to long-term business relationships, provided they are reasonable and appropriate for the situation, not offered to improperly influence a business decision, and are permissible under laws and policies that apply to the recipient. Gifts and entertainment should always be in good taste, should not be lavish, and should be considered courtesies, not regular practices. Gifts in cash, or cash equivalents, such as gift cards, are always prohibited. Giving or offering gifts and hospitality to government officials presents enhanced risk. For further guidance see DevvStream’s Anti-Corruption Policy on the Company's internal SharePoint site under Operations/Company Policies.

Outside Employment. Full-time employees must have prior written approval from their manager before providing services to another for-profit business, unless otherwise allowed under the terms of their employment or local law. You may never provide services to a competitor while you are employed by DevvStream.

Political Activities. You should keep your political activities separate from your work for DevvStream. Accordingly, it is inappropriate to use company resources (including time, property, or equipment) for such activities. You should notify your manager before accepting a public office.

Corporate Opportunities. You are prohibited from (a) taking for yourself opportunities that are discovered through the use of DevvStream property, information, or position; (b) using DevvStream property, information, or position for personal gain; and (c) competing with DevvStream.

Fraud and Misappropriation of Company Resources. You should follow all internal approval processes and accounting and financial reporting principles to properly record all transactions.

We Keep Accurate Books, Records & Accounts and Make Accurate Disclosures. Accurate information is essential to DevvStream’s ability to meet legal and regulatory obligations and to compete effectively. The records and books of account of DevvStream must meet the highest standards and accurately reflect the true nature of the transactions they record.

No undisclosed or unrecorded account or fund may be established for any purpose.  No disbursement of corporate funds or other corporate property may be made without adequate supporting documentation or for any purpose other than as described in the documents.

Do not knowingly create, use, or accept any falsified or forged documents in connection with DevvStream business activities or request or accept the delivery of any DevvStream proceeds into personal bank accounts. You cannot facilitate or participate in any third-party attempts to defraud DevvStream and must take appropriate steps to protect against any misuse of company resources. You must report all suspected attempts of external fraud.

You must follow DevvStream’s system of internal controls and disclosure controls and ensure that corporate records and all securities filings are timely, legitimate, and accurate. Creating false or misleading records of any kind is prohibited.

We Act With Integrity In Our Business Relationships

Competition, Antitrust and Fair Dealing Laws: We comply with all antitrust and competition laws wherever we do business.  These laws are designed to ensure a fair and level playing field.  We should always deal fairly with our customers, suppliers, and competitors, as well as Employees. We should not take unfair advantage of anyone through manipulation, concealment, abuse of confidential or privileged information, misrepresentation of material factors or other unfair dealing practices. Fair dealing laws and antitrust laws protect industry competition by generally prohibiting formal or informal agreements that would restrain trade, for example, agreements between competitors seeking to manipulate or fix prices, divide markets, or unfairly impact competitors.  If you ever learn of or are involved in discussions where these topics arise, you should immediately contact the Chief Operating Officer.

Gathering Competitive Information: Obtaining and using information about competitors can be a legitimate part of the competitive process if gathered properly. However, information should be gathered only from publicly available sources. If you believe someone is improperly giving you confidential information, politely decline to continue the conversation and report the incident to your manager or the Chief Operating Officer.

Interacting with Government Officials:  For information regarding interactions with government officials worldwide, see DevvStream’s Anti-Corruption Policy on the Company's internal SharePoint site under Operations/Company Policies.

We manage corporate assets and proprietary information responsibly

Protecting Assets and Confidential Information: You must protect and exercise good judgment when using DevvStream’s assets. Personal use of company assets (such as technology resources) should be minimal and not interfere with job performance. You may not use DevvStream’s email or intranet assets to send or access offensive or inappropriate content. Also, Employees should be careful to protect DevvStream’s intellectual property from improper disclosure to or use by a third party. DevvStream may be entrusted with property and/or valuable information belonging to our business partners. You must use the same care to protect any property or valuable information entrusted to DevvStream by others. We should maintain the confidentiality of our own information and information entrusted to us by others, except when disclosure is authorized or legally mandated. Confidential information includes all non-public information that might be of use to competitors, or harmful to the company or its customers, if disclosed. This includes, but is not limited to, marketing plans, sales data, financial performance data, personal data of employees or customers, strategies, intellectual property, and any legally privileged materials. To protect this confidential information, you must follow all relevant laws and respect the privacy of information when collecting, keeping, and transferring confidential or otherwise private information. You are prohibited from using DevvStream confidential information for personal gain or to compete with DevvStream. Any waste, misuse, destruction, or theft of DevvStream’s assets or any improper or illegal activity must be brought to the attention of management. Individuals ceasing employment or business relationship with the DevvStream must return all confidential information, objects, documents, or data such as computer hardware and software, databases, cellular telephones, credit cards, books, manuals, etc. and shall comply with the DevvStream’s guidelines and policies in that respect.

Safeguarding Intellectual Property: Intellectual property is one of DevvStream’s most valuable assets and thus protection of our IP is a core responsibility for every employee. Each of us is responsible for safeguarding our trademarks, patents, copyrights, trade secrets, and proprietary know-how, methods, and processes. It is critical that you never disclose to unauthorized individuals – whether inside or outside of DevvStream – any information that may compromise DevvStream’s proprietary technology or trade secrets. It is equally important that we respect the valid intellectual property rights of third parties. Unauthorized use of third-party intellectual property may expose DevvStream and individual Employees to civil damages and criminal penalties.

Personal Data: DevvStream is committed to protecting the personal data of our Employees, customers, and others who entrust it to us. If you create, discover, use, access, receive or otherwise handle personal data you should follow applicable privacy laws and DevvStream’s data privacy policies and procedures.

Data Security: Keeping DevvStream’s data safe strengthens our business by building trust between our Employees, customers, and business partners. Specifically, you must protect all passwords, user IDs, access cards, and encryption or authentication keys. You must safeguard all confidential and non-public information, including, but not limited to, trade secrets, contracts, manufacturing, customer, employee, and pricing data.

Speaking on DevvStream’s Behalf and Careful Communications: Unless specifically authorized, you should refrain from speaking publicly on DevvStream’s behalf or publicly disclosing proprietary or confidential information about DevvStream. Only Employees who have been given permission to speak publicly on DevvStream’s behalf are permitted to do so. Those individuals permitted to speak on DevvStream’s behalf must always be truthful, accurate, and respectful in their communications.

Nothing in this policy is intended to preclude or dissuade employees from engaging in legally protected activities or activities protected by state or federal law, including the National Labor Relations Act (e.g., discussing wages, benefits, or terms and conditions of employment, raising complaints about working conditions for mutual aid or protection, or legally required activities), giving truthful testimony, or truthfully responding to a valid subpoena, or communicating or filing a charge with government or regulatory entities (such as the Equal Employment Opportunity Commission, National Labor Relations Board, Department of Labor, or Securities and Exchange Commission).

Reports, Investigations, and Potential Violations

Consequences for Violating the Code: Violation of any law or this Code is a serious matter. Any Employee who compromises or violates any applicable law or the Code may be subject to disciplinary action, up to, and including, termination; loss of employment-related benefits; and, if applicable, criminal or civil proceedings.

Cooperating in Investigations: You may be asked to cooperate or provide information in an investigation into violations of this Code, the law, or other DevvStream policies. Your full cooperation and assistance are required and the failure to do so will be considered a violation of the Code and DevvStream policy.

Non-retaliation: We will not tolerate retaliation against any Employee who makes a good faith report about a violation or possible violation of applicable law or the Code, or who participates in any investigation conducted internally or by a government enforcement agency. Any employee who believes he or she has been retaliated against should promptly report it to one of the resources listed below.

To Ask a Question, Raise a Concern, or Report a Violation: Any Employee who would like guidance on how to comply with the Code or applicable law, or who becomes aware of a violation of the Code or of any applicable law, is encouraged to report his or her concerns or questions through any of the following channels:

◾	His or her manager
◾	The Chief Operating Officer, who can be reached at: chris@devvstream.com or ethics@devvstream.com

Except where prohibited by local law:

◾	Employees may make reports anonymously and DevvStream will take steps to maintain the confidentiality of reports; and
◾
Third parties may report potential business misconduct by contacting the DevvStream employee with whom the person has a working relationship, or by submitting their report to the Chief Operating Officer.

Investigating and Resolving Reported Violations: The Audit Committee has established procedures for the receipt, investigation, and resolution of whistleblower reports.  Please send any reports to Chief Operating Officer, who can be reached at: chris@devvstream.com, or ethics@devvstream.com. All reports of possible violations of the Code or applicable laws will be evaluated promptly and investigated, where appropriate.

Certification of Compliance with this Code

Each Employee must certify annually that he or she has read and understands this Code, that he or she recognizes that this Code applies to him or her, and that he or she has complied with all of the rules and requirements of this Code that apply to him or her.

Review and Monitoring of this Code

The Board of Directors, directly or through the Nominating and Corporate Governance Committee, will monitor compliance to this Code.  The Nominating and Corporate Governance Committee shall review this Code of Conduct periodically, as it deems appropriate, and propose recommended changes to the Board of Directors.

This Code was approved by the Board of Directors on September 16, 2024. The Board of Directors last reviewed and amended the Code on September 16, 2024.